July 19, 2011

VIA EDGAR (Correspondence Filing)

Mr. Chad Eskildsen U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Mutual Fund Series Trust (f/k/a Catalyst Funds) (the “Registrant”)

Post-Effective Amendment No. 56

File Nos. 333-132541; 811-21872

Dear Mr. Eskildsen:

On behalf of the Registrant, this letter responds to the comments that you provided to Michael Barolsky with respect to Post-Effective Amendment No. 56 to the Registrant’s Registration Statement (the “Amendment”) and the Delux All Cap Stock Fund (the “Fund”), a series of the Registrant.  Your comments are set forth below and each is followed by the Registrant’s response.

Comment 1.

With respect to the penultimate paragraph of the Principal Strategies discussion, please remove the fourth through eighth sentences, which do not directly describe the Fund’s strategy, but rather define the characteristics of certain investment products (e.g,. options).

Response:   The above-referenced sentences have been removed from the Principal Strategies discussion in Item 4.  The sentences will continue to be included in the Item 9 Principal Strategies disclosure because the Registrant believes it is important for investors to understand the types of investment products expected to be used by the Fund.

Comment 2.

Please add a risk disclosure for foreign securities.

Response:   The following disclosure has been added to Item 4:

Foreign Securities Risk.   Since the Fund’s investments may include ADRs and foreign securities, the Fund is subject to risks beyond those associated with investing in domestic securities. Foreign companies are generally not subject to the same regulatory requirements of U.S. companies thereby resulting in less publicly available information about these companies.  In addition, foreign accounting, auditing and financial reporting standards generally differ from those applicable to U.S. companies.

The following disclosure has been added to Item 9:

Foreign Securities Risk.  Since the Fund’s investments may include ADRs and foreign securities, the Fund is subject to risks beyond those associated with investing in domestic securities. Foreign companies are generally not subject to the same regulatory requirements of U.S. companies thereby resulting in less publicly available information about these companies.  In addition, foreign accounting, auditing and financial reporting standards generally differ from those applicable to U.S. companies.  Depositary receipts maintain substantially the same risks as those associated with investments in foreign securities and may be under no obligation to distribute shareholder communications or pass through any voting rights with respect to the deposited securities.

Comment 3.

Please revise the risk disclosure regarding small cap companies to include medium capitalization companies.

Response:   The following disclosure has been added to Item 4 in place of the previous “Smaller Capitalization Stock Risk” disclosure:

Small and Medium (Mid) Capitalization Stock Risk.  The earnings and prospects of small and mid-capitalization companies are more volatile than larger companies, they may experience higher failure rates than larger companies and normally have a lower trading volume than larger companies, which may tend to make their market price fall more disproportionately than larger companies in response to selling pressures.

The following disclosure has been added to Item 9 in place of the previous “Smaller Capitalization Stock Risk” disclosure:

Small and Medium (Mid) Capitalization Stock Risk.  To the extent the Fund invests in the stocks of small and mid-sized companies, the Fund may be subject to additional risks.  The earnings and prospects of these companies are more volatile than larger companies.  These companies may experience higher failure rates than larger companies.  Small- and mid-sized companies normally have a lower trading volume than larger companies, which may tend to make their market price fall more disproportionately than larger companies in response to selling pressures. Small- and mid-sized companies may have limited markets, product lines or financial resources and may lack management experience.

Comment 4.

In the SAI, under “Trustees and Officers” please revise the table column heading “Other Directorships Held” to say “Other Directorships Held During the Past 5 Years.”

Response:   The requested change has been made.

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The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at
(513) 352-6725.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP